October 4, 2017

VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Division of Corporation Finance

Re:	Biofrontera AG

First Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Biofrontera AG, a stock corporation incorporated under the laws of Germany (the “Registrant”), we are hereby confidentially submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing ordinary shares, nominal value €1.00 per share, of the Company, via EDGAR to the U.S. Securities and Exchange Commission for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant confirms that it is an “emerging growth company” as defined in the Securities Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act.

If you have any questions regarding this confidential submission, please contact Seth Goldsamt by telephone at +1 212 548 2162 or via e-mail at sgoldsamt@mcguirewoods.com or Stephen Older by telephone at +1 212 548 2122 or via e-mail at solder@mcguirewoods.com.

Very truly yours,

/s/ Stephen Older

cc:	Hermann Lübbert, Chief Executive Officer, Biofrontera AG

Thomas Schaffer, Chief Financial Officer, Biofrontera AG